ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com



2 December 2004



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per
K. Callaghan

Andrew Geddes
Corporate Communications

encls



dlw 12/21

ventracor

asx announcement

# Ventracor on track to submit application to begin US clinical trials

**Sydney 2 December 2004:** Ventracor Limited (ASX: VCR) today confirmed it will soon be submitting an investigational device exemption (IDE) application to the United States Food and Drug Administration (FDA).

Ventracor's IDE application this month will be for permission to conduct a bridge-to-transplant trial in the USA in the first half of 2005.

Following clinical trials conducted under the IDE, Ventracor will then seek Pre-Market Approval (PMA) to allow the VentrAssist™ LVAS to be used for bridge-to-transplant patients.

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said: "This will be a significant achievement and we are now finalising the compilation of our design control data records and the physical compilation of detailed documentation that will comprise our IDE submission.

"Approval of Ventracor's IDE means the company can begin its first trials at US heart centres, a major milestone in moving closer towards sales of the heart assist device in North America.

"Throughout this important process, our primary goal will be to ensure the market is kept progressively informed on a timely basis on the progress of our IDE application," Dr Sutton said.

"At present we anticipate our US bridge-to-transplant trial may involve approximately 90 patients at centres across the USA.

"We are heartened by the fact we expect to be reimbursed as a Category B IDE which will significantly reduce costs of the trial borne by Ventracor," Dr Sutton said.

Dr Sutton added Ventracor's US Clinical Trials will be run by the Columbia University Medical Center's International Center for Health Outcomes and Innovation Research (InCHOIR) in New York.

All active implantable medical devices require a Pre-Market Approval (PMA) by the US Food and Drug Administration (FDA) prior to marketing within the USA.

An IDE allows an unapproved device to be implanted under controlled conditions for the purpose of gathering data on safety and efficacy.

*For further information, please contact:*

*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*(02) 9406 3086*